AM
3-30-2004

04018043

SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-45588

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 8 2004 SECTION

CM 3/25

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Farrell Marsh & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 West Putnam Avenue
(No. and Street)

Greenwich,	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Farrell 203-861-2236
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Co., LLC
(Name — if individual, state last, first, middle name)

757 Third Avenue	New York,	N.Y.	10016
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William L. Farrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Farrell Marsh & Co., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

William L. Farrell
Signature

President
Title

Marcia C. Klein
MARCIA C. KLEIN
A Notary Public of Connecticut
My Commission Exp. Oct. 31, 2004

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FARRELL MARSH & CO.
(An "S" Corporation)

CONTENTS

Year Ended December 31, 2003

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Farrell Marsh & Co.

We have audited the accompanying statement of financial condition of Farrell Marsh & Co. (an "S" corporation) as of December 31, 2003, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farrell Marsh & Co. as of December 31, 2003, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 21, 2004

FARRELL MARSH & CO.
(An "S" Corporation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

Assets	
Cash	$ 564,372
Other current assets	11,769
Property and equipment, net of accumulated depreciation of $257,662	104,155
Security deposits	24,746
Total assets	$ 705,042
Liabilities and Shareholders' Equity	
Liabilities:	
Accrued expenses	$ 39,205
Tenant security deposit	14,288
Profit sharing plan contribution	100,000
Total liabilities	153,493
Commitments and contingencies (Note 4)	
Shareholders' equity:	
Common stock, $0.10 par value; authorized 1,000 shares; 200 shares issued and outstanding	20
Additional paid-in capital	645,246
Accumulated deficit	(93,717)
Total shareholders' equity	551,549
Total liabilities and shareholders' equity	$ 705,042

The accompanying notes are an integral part of these financial statements.

FARRELL MARSH & CO.
(An "S" Corporation)

STATEMENT OF OPERATIONS

Year Ended December 31, 2003

Revenue – fees (Note 1)	$ 7,554,387
Expenses:	
Officers' and employees' compensation and benefits	6,689,058
Communications	21,440
Occupancy	238,708
Other expenses	308,841
	7,258,047
Income before credit for income taxes	296,340
Credit for income taxes (Note 1)	(858)
Net income	$ 295,482

The accompanying notes are an integral part of these financial statements.

FARRELL MARSH & CO.
(An "S" Corporation)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2003	$ 20	$ 645,246	$ (289,199)	$ 356,067
Net income	-	-	295,482	295,482
Distributions	-	-	(100,000)	(100,000)
Balance, December 31, 2003	$ 20	$ 645,246	$ (93,717)	$ 551,549

The accompanying notes are an integral part of these financial statements.

FARRELL MARSH & CO.
(An "S" Corporation)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 295,482
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	25,857
Change in assets and liabilities:	
Increase in prepaid expenses	(2,504)
Decrease in security deposits	56,341
Increase in accrued expenses	13,404
Net cash provided by operating activities	388,580
Cash flows used in investing activities:	
Acquisition of property and equipment	(66,054)
Increase in officer's loan	(1,232)
Net cash used in investing activities	(67,286)
Cash flows used in financing activities:	
Distributions to shareholders	(100,000)
Net cash used in financing activities	(100,000)
Net increase in cash	221,294
Cash:	
Beginning of year	343,078
End of year	$ 564,372
Supplemental disclosure of cash flow information:	
Cash paid during the year for state income taxes	$ 303

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Farrell Marsh & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities ("NASD"). The Company raises discretionary capital for private equity, real estate, hedge funds and limited partnerships on a percentage fee basis. The Company does not arrange public offerings. The Company is not registered in accordance with Section 15 of The Exchange Act, does not carry any customer accounts, does not handle any customer funds or securities, and does not transact business in securities through a medium of any member of a national securities exchange. Due to the limitation of its business, the Company is exempt from SEC rule 15c3-3 and various other rules and regulations.

Basis of Presentation

The financial statements include the accounts of Farrell Marsh & Co. which reflects the Company's single business activity of investment banking.

Property and Equipment

Property and equipment consists of office furniture and equipment recorded at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets ranging from five to seven years. Maintenance and repairs are charged to expense as incurred.

Income Taxes

The Company has elected to be taxed as an "S" corporation. An "S" corporation generally pays no federal income taxes and passes through substantially all of its tax attributes to the shareholders of the Company. The Company is subject to certain state franchise taxes. The current year credit for income taxes results from prior year's overaccrual of $6,400.

Revenue

Revenue consists of investment banking fees which are recorded when earned pursuant to contract terms, or when collected, if there are any uncertainties.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

2. Concentration of Credit Risk

The Company's principal credit risk relates to cash balances deposited with financial institutions. As of December 31, 2003, amounts on deposit in excess of insured limits were $464,000.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital not be withdrawn or cash distributed if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003 the Company had net capital of $410,879, which was $400,647 in excess of its required net capital of $10,232. The Company's aggregate indebtedness to net capital was 0.374 to 1 as of December 31, 2003.

4. Commitments and Contingencies

The Company leases commercial space and transportation equipment under long-term noncancelable operating leases. The leases for commercial space expire in the year 2007 and certain of the leases contain escalation clauses.

The following is a schedule by years of future minimum lease payments as of December 31, 2003:

Year Ending December 31,	Amount
2004	$ 111,000
2005	107,000
2006	107,000
2007	18,000
	$ 343,000

For the year ended December 31, 2003, rent expense amounted to $136,149, net of sublease income of $1,362. Lease expense amounted to $29,232 for the period.

5. 401(k) Retirement Plan

The Company sponsors a 401(k) defined contribution plan for eligible employees. Participating employees may contribute up to 15% or up to $12,000 ($14,000 for employees age 50 or older) of their eligible compensation. The Company at its discretion may make matching contributions. For the year ended December 31, 2003 the Company's matching contributions aggregated $94,135.

OTHER FINANCIAL INFORMATION

FARRELL MARSH & CO.
(An "S" Corporation)

OTHER FINANCIAL INFORMATION

Year Ended December 31, 2003

Schedule A — Expenses

Officers' compensation	$ 5,900,000
Employees' compensation	649,105
Payroll taxes	139,953
Total compensation benefits	6,689,058
Occupancy costs	140,524
Communications	21,440
Transportation	17,059
Travel and auto expenses	49,571
Professional development and subscriptions	33,766
Leased equipment	7,522
Office supplies and expenses	49,684
Outside services and postage	40,978
Professional fees	20,896
Depreciation	25,857
Entertainment and meals	13,717
Retirement plan	94,135
Insurance	44,099
Licenses and permits	9,741
Total expenses	$ 7,258,047

See independent auditors' report.

SUPPLEMENTARY INFORMATION

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Farrell Marsh & Co.

We have audited the accompanying financial statements of Farrell Marsh & Co. (an "S" corporation) as of and for the year ended December 31, 2003, and have issued our report thereon dated January 21, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 21, 2004

FARRELL MARSH & CO.
(An "S" Corporation)

SUPPLEMENTARY INFORMATION

Year Ended December 31, 2003

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net capital:		
Total shareholders' equity		$ 551,549
Less non-allowable assets:		
Loan receivable – officer	$ 8,421	
Property and equipment	104,155	
Security deposits	24,746	
Other current assets	3,348	140,670
Net capital before haircuts		410,879
Haircuts		-0-
Net capital		$ 410,879
Aggregate indebtedness:		
Accrued expenses		$ 39,205
Tenant security deposit		14,288
Profit sharing plan contribution payable		100,000
Total aggregate indebtedness		$ 153,493
Computation of basic net capital requirement:		
Minimum net capital required		$ 10,232
Excess net capital at 1,500 percent		$ 400,647
Excess net capital at 1,000 percent		$ 395,530
Aggregate indebtedness to net capital		0.374 to 1

See independent auditors' report on supplementary information.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Farrell Marsh & Co.

In planning and performing our audit of the financial statements and supplemental schedules of Farrell Marsh & Co. (an "S" Corporation) (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the members and management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 21, 2004